UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto

Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934*

(Amendment No. )*

Missfresh Limited

(Name of Issuer)

Class B ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

60500F 105**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 60500F 105 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the Nasdaq Stock Market under the symbol “MF.” Each ADS represents three of the Issuer’s Class B ordinary shares, par value US$0.0001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60500F 105	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS Zheng Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 86,383,174 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 68,890,418 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,383,174 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (3)
12	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company, and (ii) 17,492,756 Class A ordinary shares beneficially owned by Mr. Bin Zeng, the co-founder of the Issuer, through Tigerteeth Entity Limited, the voting power of which are irrevocably and fully delegated to Mr. Zheng Xu. Among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to the Issuer’s repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust. On June 7, 2021, Mr. Bin Zeng and Tigerteeth Entity Limited signed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class A ordinary shares beneficially owned by Mr. Bin Zeng through Tigerteeth Entity Limited have been irrevocably and fully delegated to Mr. Zheng Xu.

CUSIP No. 60500F 105	Page 3 of 8 pages

(2)

Represents 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company. As of December 31, 2021, among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to the Issuer’s repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust.

(3)

Based on 86,383,174 Class A ordinary shares and 619,971,303 Class B ordinary shares issued and outstanding as of December 31, 2021. Each holder of Class A ordinary shares is entitled to twenty votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

CUSIP No. 60500F 105	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS Freshking Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 68,890,418 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 68,890,418 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,890,418 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Represents 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company. As of December 31, 2021, among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to the Issuer’s repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust.

(2)

Based on 86,383,174 Class A ordinary shares and 619,971,303 Class B ordinary shares issued and outstanding as of December 31, 2021. Each holder of Class A ordinary shares is entitled to twenty votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

CUSIP No. 60500F 105	Page 5 of 8 pages

ITEM 1(a).	NAME OF ISSUER:

Missfresh Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Zheng Xu
(ii)	Freshking Limited

(collectively, the “Reporting Persons”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For each of the Reporting Persons:

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i)	Zheng Xu – Hong Kong Special Administrative Region of the People’s Republic of China
(ii)	Freshking Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class B ordinary shares, par value US$0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class A ordinary share is convertible at the option of the holder at any time into one Class B ordinary share. Each Class A ordinary share is entitled to twenty votes per share, whereas each Class B ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

60500F 105

This CUSIP number applies to the ADSs. Each ADS represents three of the Issuer’s Class B ordinary shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d -2(b) OR (c), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

CUSIP No. 60500F 105	Page 6 of 8 pages

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Zheng Xu	86,383,174	(1)	12.2	%(2)	73.6	%(3)	86,383,174	(1)	0	68,890,418	(4)	0
Freshking Limited	68,890,418	(4)	9.8	%(2)	58.7	%(3)	68,890,418	(4)	0	68,890,418	(4)	0

(1)

Represents (i) 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company, and (ii) 17,492,756 Class A ordinary shares beneficially owned by Mr. Bin Zeng, the co-founder of the Issuer, through Tigerteeth Entity Limited, the voting power of which are irrevocably and fully delegated to Mr. Zheng Xu. As of December 31, 2021, among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to the Issuer’s repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust. On June 7, 2021, Mr. Bin Zeng and Tigerteeth Entity Limited signed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class A ordinary shares beneficially owned by Mr. Bin Zeng through Tigerteeth Entity Limited have been irrevocably and fully delegated to Mr. Zheng Xu.

(2)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 706,354,477 outstanding ordinary shares, being the sum of 86,383,174 Class A ordinary shares and 619,971,303 Class B ordinary shares outstanding as of December 31, 2021 as a single class, assuming conversion of all Class A ordinary shares into Class B ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as of December 31, 2021 as a single class. Each Class A ordinary share is entitled to one vote per share, whereas Each Class B ordinary share is entitled to twenty votes per share.

(4)

Represents 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company. As of December 31, 2021, among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to the Issuer’s repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

CUSIP No. 60500F 105	Page 7 of 8 pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

CUSIP No. 60500F 105	Page 8 of 8 pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

ZHENG XU

/s/ Zheng Xu

FRESHKING LIMITED

By:	/s/ Zheng Xu
Name:	Zheng Xu
Title:	Director